Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

March 5, 2021	Davina K. Kaile dkaile@pillsburylaw.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo, Esq., Legal Branch Chief
Edwin Kim, Esq., Staff Attorney
Robert Littlepage, Accounting Branch Chief
Claire DeLabar, Staff Accountant

Re:	Coursera, Inc.
Registration Statement on Form S-1
Filed March 5, 2021
CIK No. 0001651562

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Company”), transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. We are also sending the staff of the Securities and Exchange Commission, via electronic file transfer, a copy of this letter and a copy of the Registration Statement marked to show all changes from the amendment to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted on February 24, 2021.

Should you have any questions, please do not hesitate to contact me at (650) 233-4564.

Very truly yours,

Davina K. Kaile

/s/ Davina K. Kaile

www.pillsburylaw.com